Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Total System Services, Inc.:

We consent to the use of our reports incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

The Company acquired TransFirst Holdings Corp. during 2016, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016, TransFirst Holdings Corp.’s internal control over financial reporting associated with total assets of $2.6 billion and total revenues of $1.3 billion included in the consolidated financial statements of the Company as of and for the year ended December 31, 2016. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of TransFirst Holdings Corp.

/s/ KPMG LLP

Atlanta, Georgia

November 3, 2017